                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO 7)*

                        REGENERON PHARMACEUTICALS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  00075886F1
                                (CUSIP Number)

Steven M. Odre, Esq.                            with a copy to:
Senior Vice President,                          Gary Olson, Esq.
General Counsel and Secretary                   Latham & Watkins
Amgen Inc.                                      633 West Fifth Street
One Amgen Center Drive                          Suite 4000
Thousand Oaks, CA  91320-1799                   Los Angeles, California  90071
(808)447-1000                                   (213) 485-1234

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 12, 2001
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.    (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP No. 00075886F1

1.  Name of Person
    AMGEN INC.
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2.  Check the appropriate box if member of a group*  (a)
    (b)
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3.  SEC use only
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4.  Source of Funds*
    N/A
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5.  Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

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6.  Citizenship or place of organization
    DELAWARE
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Number of Shares        7.  Sole Voting Power
 Beneficially Owned         4,916,808
 By Each Reporting
 Person With
                      --------------------------------------------------------------------------

                        8.  Shared Voting Power N/A
                      --------------------------------------------------------------------------

                        9.  Sole Dispositive Power
                            4,916,808
                      --------------------------------------------------------------------------
                        10.  Shared Dispositive Power N/A
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11.  Aggregate amount beneficially owned by each reporting person
     4,916,808
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12.  Check box if the aggregate amount in row (11) excludes certain shares*
     N/A
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13.  Percent of class represented by amount in row (11)
     14.3%
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14.  Type of person reporting*
     CO
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* See instructions before filling out
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

     This Amendment No. 7 to Schedule 13D is being filed by Amgen Inc., a Delaware corporation (the "Reporting Person"), to amend the Schedule 13D filed on July 26, 1995, as amended by Amendment No. 1 filed on September 25, 1995, Amendment No. 2 filed on December 6, 1995, Amendment No. 3 filed on March 5, 1996, Amendment No. 4 filed on April 18, 1996, Amendment No. 5 filed on March 7, 2000 and Amendment No. 6 filed on April 5, 2000, (the "Schedule 13D"), relating to the common stock, $.001 par value per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Paragraph (a) of Item 5 to Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on March 12, 2001, the Reporting Person beneficially owned 4,916,808 shares of Common Stock. Such shares of Common Stock constitute approximately 14.3% of the 34,279,605 shares of Common Stock outstanding as of March 2, 2001 as reported by the Issuer to the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 to Schedule 13D is hereby amended and supplemented to add the following:

     On March 12, 2001, the Reporting Person and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc. and Robertson Stephens, Inc., as representatives of the underwriters in a proposed public offering (the "Public Offering") of approximately 4,000,000 shares of Common Stock of the Issuer (the "Underwriters"), entered into an agreement (the "ML Lock-up Agreement") pursuant to which the Reporting Person has agreed not to, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the Reporting Person or with respect to which the Reporting Person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, in each case, during a period of 90 days from the date of the purchase agreement to be entered into by the Underwriters providing for the Public Offering. Notwithstanding anything in the ML Lock-up Agreement to the contrary, the ML Lock-up Agreement does not apply to the sale of up to 500,000 shares of Common Stock by the Reporting Person to the Underwriters pursuant to a purchase agreement to be entered into by the Underwriters and the transactions contemplated thereby.

     On March 12, 2001, the Reporting Person and the Issuer entered into an agreement (the "Regeneron Lock-up Agreement") pursuant to which the Reporting Person has agreed not to, from March 12, 2001 through March 31, 2002, without the prior written consent of the Issuer, directly or indirectly, (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the Reporting Person or with respect to which the Reporting Person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (y) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise (each of the foregoing collectively referred to as a "Disposition"). Notwithstanding the foregoing, between March 12, 2001 and March 31, 2002, the Reporting Person may, but is not required to, engage in any Disposition of up to 1,000,000 shares of Common Stock as follows: (i) up to 500,000 shares of Common Stock pursuant to the Public Offering, (ii) during the period from October 1, 2001 (or the closing of the Public Offering if less than 400,000 shares are sold by the Reporting Person pursuant to the Public Offering) through March 31, 2002, up to 1,000,000 shares of Common Stock less the number of shares of Common Stock disposed of by the Reporting Person under (i) and (iii), if any, and (iii) up to 1,000,000 shares of Common Stock less any amounts disposed of under (i) and (ii), if any, pursuant to the exercise of "piggyback" registration rights under the Class D Convertible Preferred Stock Purchase Agreement dated as of August 31, 1990 by and between the Issuer and the Reporting Person or the Registration Rights Agreement dated as of April 15, 1996 by and between the Issuer and the Reporting Person (collectively, the "Registration Rights Agreements"). The Issuer has agreed that the Disposition of any shares of Common Stock pursuant to (iii) included in a public offering will be included at the Reporting Person's option and in the amount specified by the Reporting Person (subject to the limitations contained in the Regeneron Lock-up Agreement), will not be included in the underwriter's overallotment option, and will not be reduced pursuant to any underwriter's cutback provided for in the Registration Rights Agreements in an amount equal to the lesser of (a) 500,000 shares or (b) the maximum number of shares eligible for sale by the Reporting Person pursuant to (iii). Furthermore, the Reporting Person and the Issuer have agreed that if the number of shares of Common Stock included in any public offering referred to in (iii) is subsequently reduced based on market conditions after a good faith effort by the Issuer to sell shares in the public offering, such reduction will be borne by both the Issuer and the Reporting Person on a pro rata basis.

     The Issuer and the Reporting Person have acknowledged that the Issuer is selling 3,500,000 shares of Common Stock pursuant to the Public Offering and that the Reporting Person is selling 500,000 shares of Common Stock in the Public Offering. If the Public Offering is cut back or otherwise reduced, any such cut back or reduction will be borne by both the Issuer and the Reporting Person on a pro rata basis, provided that the first 800,000 shares sold in the Public Offering will be shared equally (i.e., on a one-to-one basis) between the Issuer and the Reporting Person. The Company will be responsible for determining the price of the shares to be sold in the Public Offering.

     Notwithstanding anything in the Regeneron Lock-up Agreement to the contrary, the Regeneron Lock-up Agreement will terminate and be of no further force and effect if the Reporting Person has not sold at least 400,000 shares of Common Stock pursuant to the Public Offering by April 30, 2001 for any reason other than the Reporting Person's refusal to sell its shares in a Public Offering of at least 800,000 shares of Common Stock.

     The Issuer and the Reporting Person have acknowledged and agreed that shares of Common Stock sold by the Reporting Person pursuant to the Public Offering are being sold pursuant to the piggyback registration rights provided for in the Registration Rights Agreements and that, without limiting the foregoing, the Reporting Person will be entitled to the benefits thereof, including, without limitation, the expense reimbursement and indemnification provisions. The Reporting Person has agreed that from March 12, 2001 through March 31, 2002, it will not exercise any demand registration rights under the Registration Rights Agreements.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 to Schedule 13D is hereby amended and supplemented as follows:

7.9 ML Lock-up Agreement, dated March 12, 2001, by and among the Issuer, the Reporting Person, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Robertson Stephens, Inc.

7.10 Regeneron Lock-up Agreement, dated March 12, 2001, by and between the Issuer and the Reporting Person.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AMGEN INC.



                                        By: /s/ Kathryn E. Falberg
                                          ------------------------------------
                                          Name:  Kathryn E. Falberg
                                          Title:  Senior Vice President,
                                                  Finance and Corporate
                                                  Development, and Chief
                                                  Financial Officer

Dated:  March 12, 2001